File No. 073-[_______]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM U-57

NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

Filed Under Section 33(a) of the

Public Utility Holding Company Act of 1935, as amended

TransCanada BDS, S.E.C./
TransCanada BDS, L.P.
c/o McCarthy Tétrault LLP
S.E.N.C.R.L., s.r.l.
1150, rue de Claire-Fontaine, 7e étage
Québec, Québec, Canada GIR 5G4

(Name of foreign utility company)

TransCanada PipeLines Limited
450 - 1 Street S.W.
Calgary, Alberta, Canada T2P 5HI

(Name of filing company, if filed on behalf of
a foreign utility company)

GENERAL INSTRUCTIONS

1. Use of Form

A notification to the Commission that a company is or proposes to become a foreign utility company shall be filed on Form U-57 by or on behalf of such company.

2. Formal Requirements

(a) Two copies of the notification on this form, including the exhibit specified, shall be filed with the Commission. At least one of such copies shall be manually signed and filed at the place designated by the Commission for filings under the laws it administers. The second copy shall be addressed to the Division or Office responsible for administering the Act. Entities that have (or propose to have) a domestic associate public-utility company shall file one copy of this notification with each state or federal commission having jurisdiction over the retail rates of such public-utility company.

(b) The notification shall be on good quality, unglazed white paper, 8-1/2" x 11" in size.

3. Definitions

All terms used have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations thereunder.

4. Withdrawal of Filing

Within 45 days after determination that the entity filing for notification does not require foreign utility company status (whether due to termination of the proposed acquisition, change in applicable law or otherwise), all entities having filed a Notification of Foreign Utility Company Status with the Commission shall notify the Commission by amendment to such form that such entity no longer requires such status.

Item 1

State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

TransCanada BDS, S.E.C./
TransCanada BDS, L.P.
c/o McCarthy Tétrault LLP
S.E.N.C.R.L., s.r.l.
1150, rue de Claire-Fontaine, 7e étage
Québec, Québec, Canada GIR 5G4

TransCanada BDS, S.E.C./TransCanada BDS, L.P. (“TC-BDS”), a limited partnership formed under the laws of Québec, Canada, is developing and, when completed, will own and operate a 109.5 megawatt (MW) wind turbine power project located in the Gaspésie-Iles-de-la-Madeleine region of the Province of Québec. The assets related to the wind power project are indirectly co-owned by TransCanada PipeLines Limited (62%) and Innergex Power Income Fund II (38%). The electric energy produced by TC-BDS will be sold to Hydro-Québec.

Item 2

State the name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public utility company for its interest in the foreign utility company.

None.
EXHIBIT A

If applicable, the state certification(s) required under section 33(a)(2) of the Act. Certification(s) previously filed with the Commission may be incorporated by reference. If the certification(s) is not available at the time of filing the Form U-57, so state, and undertake to file such certification as an amendment when available; however, foreign utility company status will not be deemed obtained until all required certification(s) have been filed.

Not Applicable.

SIGNATURES

The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 6, 2006

By: /s/	Rhondda E. S. Grant
Name:	Rhondda E. S. Grant
Title:	Vice-President, Communications

By: /s/	Alexander J. Pourbaix
Name:	Alexander J. Pourbaix
Title:	Executive Vice-President, Power